Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02015224

02 FEB 19 AM 8:07

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense, 11 January 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

- 10 January 2002

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

January 10, 2002

CIMENTS FRANÇAIS / ITALCEMENTI GROUP STRENGTHENS ITS POSITION IN INDIA THROUGH ZUARI CEMENT

Zuari Cement Limited, the joint venture between Ciments Français, subsidiary of Italcementi Group, and Zuari Industries Limited, has entered into an agreement with India Cement for the acquisition of Sri Vishnu Cement Limited.

The sale will be effective in January 2002.

Sri Vishnu Cement, a 1.2 MT cement plant, is located in Andhra Pradesh State and supplies mainly the Andhra Pradesh and Tamil Nadu markets.

With this acquisition, Zuari Cement Limited strengthens its position in South India with a 3 MT production capacity .

This acquisition is a new step in the development of Italcementi Group in this area.

Visit our web sites : Ciments Français : http://www.cimfra.com
Italcementi Group : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
France
Tel : +33 (0)1 42 91 75 00
Fax : +33(0)1 47 76 11 35

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

10 janvier 2002

CIMENTS FRANÇAIS / ITALCEMENTI GROUP
SE RENFORCE EN INDE A TRAVERS ZUARI CEMENT

Zuari Cement Limited, filiale de Ciments Français/Italcementi Group et de Zuari Industries Limited a conclu avec India Cement un accord pour l'acquisition de Sri Vishnu Cement Limited.

La cession sera effective courant janvier 2002.

Sri Vishnu Cement, d'une capacité de 1,2 MT, est située dans l'Etat de l'Andhra Pradesh et dessert principalement les marchés de l'Andhra Pradesh et du Tamil Nadu.

Zuari Cement Limited renforce sa position dans le Sud de l'Inde en atteignant une capacité de production de 3 MT.

Cette acquisition est une nouvelle étape dans le développement du Groupe dans cette région.

Sur internet : Ciments Français : http://www.cimfra.fr
Italcementi Group : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
France
Tel : +33 (0)1 42 91 75 00
Fax : +33(0)1 47 76 11 35